Exhibit 99.1

Room 1001, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held May 16, 2012

To the Shareholders of Cogo Group, Inc.

Notice is hereby given that the annual general meeting of shareholders of Cogo Group, Inc. (the “Company”) will be held on May 16, 2012 at 10:00 a.m. Beijing time at our offices, Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. The phone numbers to listen to the annual general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120-1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852- 3001-3878. The pass code for all participants is 1138875. Shareholders of record may only vote pursuant to the voting instructions set forth in the proxy statement and may not cast votes over the telephone. The meeting is called for the following purposes:

1.	To elect a board of five directors;

2.	To ratify the approval of a 10 million share repurchase plan;

3.	To authorize an amendment to Article 13(b) of our articles of association to provide that any future Company repurchases of its outstanding shares do not require shareholder approval; and

4.	To ratify the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2012;

The close of business on April 16, 2012 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. Our share transfer books will not be closed. A list of the shareholders entitled to vote at the meeting may be examined at our offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by our board of directors to sign, date and return the enclosed proxy card promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at +86 755-26743724. This proxy statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://www.cogo.com.cn/investorinfo.html.

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By Order of the Board of Directors,

/s/	Frank Zheng
Frank Zheng
Chief Financial Officer, Treasurer
and Secretary

Dated: April 23, 2012

YOUR VOTE IS IMPORTANT. YOU ARE REQUESTED TO CAREFULLY READ THE PROXY STATEMENT. PLEASE COMPLETE, DATE, SIGN AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE.

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Room 1001, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Cogo Group, Inc. (the “Company,” “Cogo,” “we,” “us,” or “our”) for the annual meeting of shareholders to be held at the offices of the Company, Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, at 10:00 a.m. Beijing time, on May 16, 2012, and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of annual meeting of shareholders. The phone numbers to listen to the annual general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120- 1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852-3001-3878. The pass code for all participants is 1138875. Shareholders of record may only vote pursuant to the voting instructions set forth below in the section entitled “Voting Procedures,” and may not cast votes over the telephone.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above address. Any proxy on which no direction is specified will be voted for each of the proposed matters.

The approximate date on which this proxy statement and the accompanying form of proxy will first be mailed or given to our shareholders is April 25, 2012.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend, you may vote by ballot at the meeting, thereby canceling any proxy previously given.

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VOTING SECURITIES

Only holders of our ordinary shares, $0.01 par value per share, of record at the close of business on April 16, 2012 (the “Record Date”) are entitled to vote at the annual general meeting. As of the close of business on the Record Date, there were outstanding and entitled to vote 33,869,467 ordinary shares. For purposes of voting at the annual general meeting, each share is entitled to one vote upon all matters to be acted upon at the annual general meeting. A minimum of two shareholders present in person or by proxy and entitled to cast a majority of votes shall constitute a quorum.

The affirmative vote of a majority of the votes cast at the annual general meeting is required for (i) the election of our directors (ii) to ratify the approval of the proposed 10 million share repurchase plan and (iii) to ratify the appointment of KPMG, independent certified public accountants, as our independent auditors. A “for” vote by a “majority of votes cast” means that the number of shares voted “for” exceeds the number of shares voted “against.” The affirmative vote of two-thirds of the votes cast is needed to authorize an amendment to our articles of association to provide that any future repurchases by us of our outstanding shares do not require shareholder approval. A “for” vote by “two-thirds of the votes cast” means that two-thirds of the number of shares voted were voted “for” the proposal.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. The proposal to elect our directors, to ratify the approval of the proposed 10 million share repurchase plan, and to authorize an amendment to our articles of association are each considered a non-routine matter, while the proposal to ratify the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2012 is considered a routine matter. In tabulating the voting result for the particular proposals set forth above, abstentions and broker non-votes will have no effect on the proposals being voted upon, assuming that a quorum is obtained.

VOTING PROCEDURE

Record Holders

If you are a shareholder of record (i.e., you do not hold your shares through a broker) you may vote in person at the annual meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the annual general meeting, you may vote by proxy. If you received a printed copy of these proxy materials by mail, you may vote by proxy returning the enclosed proxy card, by telephone or vote by proxy on the Internet. The procedures for voting by proxy are as follows:

•	To vote by proxy on the Internet, go http://www.voteproxy.com to complete an electronic proxy card.

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•	By calling 1-800-776-9437 in the United States or 1-718-921-8500 from foreign countries.

•	To vote by proxy using the enclosed proxy card (only if you received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you vote by proxy, your vote must be received by 11:59 p.m. Eastern Time on May 15, 2012 to be counted.

Street-Name Holders

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information as to the share ownership of (i) each person known by us to own beneficially more than five percent of our ordinary shares (ii) each of our directors, (iii) each of our executive officers, and (iv) our executive officers and directors as a group. Except as otherwise set forth below, the business address of each shareholder is c/o the Company, Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)		Percentage Ownership

Jeffrey Kang, Chief Executive Officer and Chairman of the Board	10,351,567	(2)(3)	30.2%

Yi Yuan, President	183,333		*

Frank Zheng, Chief Financial Officer, Secretary and Director	158,801		*

Dr. Q.Y. Ma, Director	11,301	(4)	*

Dr. George Mao, Director	5,000		*

Dr. Nathan Zhang, Director	-		*

All executive officers and directors as a group (6 persons)	10,721,502		31.2%

Principal Shareholders

Nan Ji	9,721,524	(3)	28.7%

Comtech Global Investment Ltd.	9,721,524	(3)(5)	28.7%

Lake Union Capital Management, LLC	3,435,439	(6)	10.1%

Chelsun Limited	2,432,852	(7)	7.2%

Ren Investment International Ltd.	2,290,028	(8)	6.7%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

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(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 33,869,467 ordinary shares outstanding as of the Record Date.

(2)	Consists of (a) 450,043 ordinary shares underlying options, (b) 180,000 ordinary shares and (c) 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power.

(3)	Mr. Jeffrey Kang owns a 29% interest and Ms. Nan Ji a 71% interest in Comtech Global Investment Ltd. The directors of Comtech Global Investment Ltd. are Mr. Jeffrey Kang and his brother, Mr. Yi Kang who does not have an economic interest in any shares of Comtech Global Investment Ltd.

(4)	Includes 5,000 ordinary shares underlying options.

(5)	Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd.

(6)	Based on the Schedule 13G jointly filed by Lake Union Capital Management, LLC, Lake Union Capital Fund, LP and Michael Self on February 29, 2012. Lake Union Capital Management, LLC is the General Partner of Lake Union Capital Fund, LP. Michael Self is the Managing Member of Lake Union Capital Management, LLC. The business address of Lake Union Capital Management, LLC is 601 Union Street, Suite 4616 Seattle, WA 98101

(7)	Based on the Schedule 13G jointly filed by Chelsun Limited and Wei Shen on November 29, 2011, Chelsun Limited is located at Room 1318-20, 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong. Wei Shen has the sole power to vote and dispose of the shares of Chelsun Limited.

(8)	Shi Yang, the sole director of Ren Investment International Ltd., has sole voting and investment power over the shares owned by Ren Investment International Ltd. Mr. Yang, a Vice President of the Company, owns a 43% interest in Ren Investment International Ltd.

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our directors and executive officers as of the Record Date.

Names *	Age	Position

Jeffrey Kang	42	Chief Executive Officer and Chairman of the Board

Yi Yuan	51	President

Frank Zheng	45	Chief Financial Officer, Treasurer, Secretary and Director

Dr. Q. Y. Ma (1)(2)(3)	55	Director

Dr. George Mao (1)(2)(3)	50	Director

Dr. Nathan Zhang (1)(2)(3)	47	Director

(1)	Member of Audit Committee

(2)	Member of Nominating and Governance Committee

(3)	Member of Compensation Committee

*	Information concerning nominees for our board of directors (Jeffrey Kang, Frank Zheng, Dr. Q.Y. Ma, Dr. George Mao and Dr. Nathan Zhang) is included under Proposal No. 1 – Election of Directors.

Yi Yuan, President. Mr. Yuan has been the President of Cogo since May 8, 2008 and was the Chief Operating Officer from April 1, 2008 through May 8, 2008. Prior to joining Cogo, Mr. Yuan was the President of TCL Communication Technology from September 2005 to February 2008. Prior to joining TCL, he had been in various positions at Broadcom from March 2000 to August 2005, including the Chief Representative, General Manager and Director of Sales for Greater China and the Director of Asia business development. Prior to joining Broadcom, he was the global business manager at Texas Instruments where he pioneered China development. Mr. Yuan received a B.S. degree from Shanghai Jiao Tong University and obtained a M.S. degree in Electronic Engineering from Northern Illinois University.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the meeting, five directors will be elected by the shareholders to serve until the next annual meeting of shareholders or until their successors are elected and shall qualify. It is intended that the accompanying proxy will be voted for the election of Mr. Kang, Mr. Zheng, Dr. Ma, Dr. Mao and Dr. Nathan Zhang as directors unless the proxy contains contrary instructions. We have no reason to believe that any of the nominees will not be a candidate or will be unable to serve. In the event that any of the nominees should become unable or unwilling to serve as a director, however, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

Set forth below are the respective five-year employment histories of the five nominees and the periods during which each has served as our director.

Jeffrey Kang, Chairman of the Board and Chief Executive Officer. Mr. Kang was a co-founder of Cogo and has served as our chief executive officer and chairman of the board since September 1999. Mr. Kang founded Shenzhen Matsunichi Electronics Co., Ltd. and Matsunichi Electronic (Hong Kong) Limited, a predecessor of the Company, in 1995, when Matsunichi commenced operations as a distributor for Matsushita. In 1999, Mr. Kang transferred all operations and assets of Matsunichi into our immediate predecessor. Prior to forming Matsunichi, Mr. Kang worked for Matsushita Electronics from June 1992 to July 1995 where he was responsible for selling components to the telecommunications industry within China. From 1998 to 1999, Mr. Kang was vice president of Shenzhen SME (Small and Medium Enterprises) Association, a non-profit association in Shenzhen. Mr. Kang earned a B.S. degree in Electrical Engineering from South China Technology University in Guangzhou, China.

Frank Zheng, Chief Financial Officer, Treasurer, Secretary and Director. Mr. Zheng has been Chief Financial Officer since January 1, 2008, Treasurer and Secretary from May 2008, was a director from January 2005 to December 2007 and was re-elected a director in December 2008. He was the vice president of travel service for eLong, Inc., a leading online travel service company in China, from July 2000 to June 2007. Mr. Zheng was responsible for the overall operation of eLong’s travel services. Before he joined eLong, Mr. Zheng was a senior director of travel services with Asia.com. From 1994 through 2000, Mr. Zheng held various financial and operations positions with The Bank of New York, The Reserve Management Corp, and Dean Witter Intercapital Company. Mr. Zheng received a B.B.A degree in Accounting from City University of New York.

Dr. Q.Y. Ma, Director. Dr. Ma has been a director since December 2004. Dr. Ma has been the managing director of Time Innovation Ventures, a venture capital firm, since 2000, and served as a professor at the University of Hong Kong from 1998 to 2000. Dr. Ma was an associate professor at Columbia University from 1994 to 2000. He has also served as a technology consultant to IBM, General Electric, TRW, Inc. and DuPont. Dr. Ma is a co-founder and advisor of Semiconductor Manufacturing International Corp., and has served as an adviser to the Ministry of Information Industry, Beijing Government, and a senior advisor to Zhangjiang Hi-Tech Park in Shanghai. Dr. Ma received his Ph.D. from Columbia University, and attended the Executive Program of Stanford University’s School of Business.

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Dr. George Mao, Director. Dr. Mao has been a director since January 2008. Dr. Mao is the co-founder and has been the general manager of RYHT Asset Management Inc. since 2005. Before co-founding RYHT, Dr. Mao was Vice General Manager of Franklin Templeton Sealand Fund Management Co. Ltd. from May 2003 to December 2004. Dr. Mao held management positions with Pin An Securities Company Inc. and China Eagle Securities Company overseeing IPOs from September 1999 through May 2003. Dr. Mao obtained an MBA degree and a PhD degree from the University of Western Ontario in Canada and an M.A. degree from the Chinese Academy of Sciences, Beijing. Dr. Mao sits on various boards, including Shenzhen Cao Technology Co., Ltd. which is listed on Shenzhen Stock Exchange and Beijing Zhong Biao Fang Yuan Technology Anti-counterfeiting Company.

Dr. Nathan Xin Zhang, Director. Dr. Zhang was elected to the board of directors on December 22, 2011. Dr. Zhang is the Managing Director of Sinocro Partners, a merchant bank specialized in investment and advisory services with a China focus, where he has worked since 2004. Dr. Zhang has advised many Chinese companies on capital raises and public offerings while at Sinocro Partners. Dr. Zhang founded Sinocro Medical in 2008, a medical device company specialized in product licensing, manufacturing and distribution in China, where he serves as CEO. Dr. Zhang is on the board of directors of Ziao Xing Mobile, a NYSE listed company, and Venturepharm Laboratories Limited, a company listed on the Hong Kong Stock Exchange. Dr. Zhang has served as a managing director at Delirium, a global consulting company in New York, Hong Kong and China and other Asian countries.Dr. Zhang also worked with KPMG and Credit Suisse First Boston in New York. Dr. Zhang received his M.D. from Tianjin Medical University, Ph.D. from University of Pennsylvania, and MBA from the University of Chicago with a concentration in Finance and Accounting.

There are no family relationships between any of the directors and executive offers.

Board Leadership Structure and Role in Risk Oversight

The board of directors believes that Mr. Kang’s service as both Chairman of the Board and Chief Executive Officer is in our best interests and the best interests of our shareholders. Mr. Kang possesses detailed and in-depth knowledge of the issues, opportunities and challenges we face in our business and is thus best positioned to develop agendas that ensure that the board of directors’ time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate its message and strategy clearly and consistently to our shareholders, employees, customers and suppliers.

The board of directors has not designated a lead independent director. Given the limited number of directors comprising the board of directors, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing a lead director might detract from rather than enhance performance of their responsibilities as directors.

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The board of directors receives regular reports from the Chief Executive Officer and members of senior management on operational, financial, legal and regulatory issues and risks. In addition, the audit committee of the board of directors is charged under its charter with oversight of financial risk, including our internal controls, and it receives regular reports from management, our internal auditors and our independent auditors. Whenever a committee of our board of directors receives a report involving risk identification, risk management or risk mitigation, the Chairman of the committee reports on that discussion, as appropriate, to the full board of directors during the next meeting of our board of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Our board of directors has an audit committee, a nominating and corporate governance committee, and a compensation committee, each established in 2005. Our board of directors has determined that Dr. Q.Y. Ma, Mr. JP Gan and Dr. George Mao, the members of these committees during the 2011 fiscal year, are “independent” under the current independence standards of Rule 5605(a)(2) of the Listing Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Our board of directors has also determined that these persons have no material relationships with us—either directly or as a partner, shareholder or officer of any entity—which could be inconsistent with a finding of their independence as members of our board of directors. The board of directors has determined that Dr. Nathan Zhang, who was elected by shareholders on December 22, 2011 to replace Mr. Gan on the board of directors, is “independent” under the current independence standards of Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the Exchange Act.   Dr. Zhang has served on the compensation committee, the nominating and corporate governance committee and as the chairperson of the audit committee of the board of directors since December 22, 2011.

Audit Committee

The audit committee, consisting in 2011 of Dr. Ma, Mr. Gan and Dr. Mao, oversees our financial reporting process on behalf of the board of directors. A copy of the audit committee’s charter is available on our website at http://www.cogo.com.cn/pdf/cogo_AC_Charter.pdf.  During 2011, the audit committee met seven times and acted by written consent one time. The committee’s responsibilities include the following functions:

•	approving and retaining the independent auditors to conduct the annual audit of our books and records;

•	reviewing the proposed scope and results of the audit;

•	reviewing and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approving the audit fees to be paid;

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•	reviewing accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	reviewing and approving transactions between us and our directors, officers and affiliates;

•	recognizing and preventing prohibited non-audit services; and

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Nominating and Corporate Governance Committee

The nominating and governance committee, consisting of Dr. Ma, Mr. Gan and Dr. Mao in 2011, is responsible for identifying potential candidates to serve on our board and its committees.  A copy of the nominating and governance committee’s  charter is available on our website at http://www.cogo.com.cn/pdf/cogo_NCGC_Charter.pdf.  The nominating and corporate governance committee acted by written consent one time in 2011 and did not otherwise meet during 2011. The committee’s responsibilities include the following functions:

•	making recommendations to the board regarding the size and composition of the board of directors;

•	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	establishing procedures for the nomination process;

•	advising the board periodically with respect to corporate governance matters and practices, including periodically reviewing corporate governance guidelines to be adopted by the board of directors; and

•	establishing and administering a periodic assessment procedure relating to the performance of the board of directors as a whole and its individual members.

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to our board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under independence standards applicable to us. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the committee at the following address: nominating and corporate governance committee of the board of directors, c/o Cogo Group, Inc., Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the committee, and/or any other method the committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The committee need not engage in an evaluation process unless (1) there is a vacancy on the board, (2) a director is not standing for re-election, or (3) the committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated any differently than any other potential nominee.

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There are no differences in the manner in which the nominating and corporate governance committee evaluates nominees for director based on whether the nominee was recommended by a shareholder. Among other things, the nominating and corporate governance committee takes into account, when acting upon nominees, factors such as familiarity with the industry in which we operate, experience in working with China-based companies, the relevant expertise of its directors and director nominees, whether the director or nominee would be considered independent, the time that the director or nominee will be able to devote to Company matters, experience with U.S. public companies, language skills and other factors. “Diversity,” as such, is not a criterion that the committee considers. The nominating and corporate governance committee believes that it is appropriate to include representation of senior management on our board of directors.

Compensation Committee

The compensation committee, consisting of Dr. Ma, Mr. Gan and Dr. Mao in 2011, is responsible for making recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our share option plans. We do not have a charter for the compensation committee. The compensation committee acted by written consent one time in 2011 but did not otherwise meet. Its responsibilities include the following functions:

•	reviewing and recommending policy relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations;

•	administering our benefit plans and the issuance of share options and other awards under our share plans; and reviewing and establishing appropriate insurance coverage for our directors and executive officers;

•	recommending the type and amount of compensation to be paid or awarded to members of our board of directors, including consulting, retainer, meeting, committee and committee chair fees and share option grants or awards; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

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Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and our board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Code of Ethics

On November 4, 2004, we adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer—our principal executive officer and principal financial and accounting officer, respectively. A copy of our Code of Business Conduct and Ethics is available on the Investor Information page of our website, http://www.cogo.com.cn/investorinfo_coe.html.

Meetings of the Board and Committees

The board of directors met one time during 2011 and acted by written consent eight times. Each director is expected to attend meetings of our board of directors and meetings of committees of our board of directors of which she or he is a member, and to spend the time necessary to properly discharge his respective duties and responsibilities. During 2011, each incumbent director attended at least 75% of the total number of meetings of our board of directors and meetings of committees of our board of directors of which she or he was a member. We do not have a policy with regard to board members’ attendance at annual meetings of shareholders.

Shareholder Communications with the Board of Directors

The board of directors maintains a process for shareholders to communicate with the board. Shareholders wishing to communicate with the board or any individual director must mail a communication addressed to the board or the individual director to our board of directors, c/o Cogo Group, Inc., Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Audit Committee Report

The audit committee operates pursuant to its adopted charter. Members of the audit committee are independent, within the meaning of Nasdaq Marketplace Rule 5605(c)(2)(A).

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The audit committee assists our board of directors in providing oversight of the systems and procedures relating to the integrity of our financial statements, our financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of our annual financial statements, our compliance with legal and regulatory requirements and the qualification and independence of our independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including a discussion of the quality and the acceptability of our financial reporting and controls.

Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of our internal control over financial reporting. With respect to the audit of our financial statements for the year ended December 31, 2011, the audit committee has reviewed and discussed the audited financial statements with management; has discussed with our independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

In reliance on the reviews and discussions referred to above, the audit committee recommended to our board of directors (and the board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

The audit committee

Dr. George Mao

Dr. Q.Y. Ma

Dr. Nathan Zhang

Compensation of Directors and Executive Officers

For the 2011 fiscal year we paid an aggregate of approximately $355,000 in cash compensation and non-share-based compensation to our executive officers (three persons).

We paid our three independent directors an aggregate of $104,000 in compensation for their services to the board of directors and its committees for the 2011 fiscal year. We paid no compensation to our employee directors for their services to the board. We reimburse all of our directors for expenses accrued in connection with their services to the board.

Retirement Benefits

Social insurance under government mandated defined contribution plans or other similar benefits that have been set aside for our executive officers was $4,644 for the 2011 fiscal year.

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Employment Agreements

Jeffrey Kang, Chief Executive Officer. Comtech International (Hong Kong) Limited entered into an employment agreement with Jeffrey Kang, our Chief Executive Officer, in January 2011, which will expire in December, 2013. Pursuant to the agreement, Mr. Kang’s annual base compensation is $120,000 in cash and 40,000 ordinary shares. Mr. Kang is eligible to receive a bonus of 80,000 ordinary shares annually if we reach a compound annual growth rate above 20%, and he is eligible to receive an additional bonus of 80,000 ordinary shares if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Kang will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Kang will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Kang for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Kang.

Yi Yuan, President. Comtech Broadband Corporation Limited entered into an employment agreement with Yi Yuan, our President, in April 2009, which expired in March 2011. Pursuant to the agreement, Mr. Yuan’s annual base compensation is $100,000 in cash and 22,666 ordinary shares. Mr. Yuan is eligible to receive a bonus of up to 26,667 ordinary shares annually if we reach a compound annual growth rate above 30%, and he is eligible to receive an additional bonus of up to 26,667 ordinary shares annually if we reach a compound annual growth rate above 40%.

In March 2011, Mr. Yuan entered into another employment agreement with Comtech Broadband Corporation Limited, which will expire in March 2014. Pursuant to the agreement, Mr. Yuan’s annual base compensation is $120,000 in cash and 50,000 of our ordinary shares. Mr. Yuan is eligible to receive a bonus of 10,000 of our ordinary shares annually if we reach a compound annual growth rate above 20%, and he is eligible to receive an additional bonus of 10,000 of our ordinary shares annually if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Yuan will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Yuan will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Yuan for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Yuan.

Frank Zheng, Chief Financial Officer. Comtech Broadband Corporation Limited entered into an employment agreement with Frank Zheng, our President, in January 2011, which will expire in December, 2013. Pursuant to the agreement, Mr. Zheng’s annual base compensation is $120,000 in cash and 30,000 ordinary shares. Mr. Zheng is eligible to receive an annual bonus of 20,000 ordinary shares if we timely file our Quarterly and Annual Reports on Forms 10-Q and 10-K, and he is eligible to receive an additional bonus of 10,000 ordinary shares annually if we reach a compound annual growth rate above 20% and he is eligible to receive an additional bonus of 10,000 ordinary shares annually if we reach a compound annual growth rate above 30%.. Pursuant to the agreement, Mr. Zheng will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Zheng will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Zheng for cause at any time without notice, or without cause upon one month prior written notice to Mr. Zheng.

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The Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan

Our board of directors adopted the Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan (the “2009 Plan”) on November 9, 2009. On August 4, 2011, upon completion of the redomestication merger, the Company assumed the obligations to provide for the issuance of the Company’s ordinary shares rather than the common stock of Cogo Maryland upon the exercise of all outstanding options to purchase shares of Cogo Maryland common stock and all other outstanding equity awards granted under equity plans to directors, employees and consultants under Cogo Maryland’s 2009 Incentive Plan.

Administration. The 2009 Plan is administered by the compensation committee of our board of directors, which consists of three members of our board of directors, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and an “outside director” within the meaning of Code Section 162(m). Among other things, the compensation committee has complete discretion, subject to the express limits of the 2009 Plan, to determine the directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price of each option and base price of each SAR, the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the shares, and the required withholding. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would materially and adversely affect the participant. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2009 Plan. Notwithstanding the foregoing, the Committee does not have any authority to grant or modify an award under the 2009 Plan with terms or conditions that would cause the grant, vesting or exercise to be considered nonqualified “deferred compensation” subject to Section 409A of the Code.

Grant of Awards; Shares Available for Awards. The 2009 Plan provides for the grant of options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted share awards and unrestricted share awards in an amount equal to 6,000,000 ordinary shares, to directors, officers, employees and independent contractors of the Company or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2009 Plan. The number of ordinary shares for which awards may be granted to a participant under the 2009 Plan in any calendar year cannot exceed 2,400,000.

Share Options. Options granted under the 2009 Plan may be either “incentive share options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified share options” (“NQSOs”). Options may be granted on such terms and conditions as the Committee may determine; provided, however, that the exercise price of an option may not be less than the fair market value of the underlying shares on the date of grant and the term of the option my not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital shares of the Company or a parent or subsidiary of the Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares covered by ISOs (determined at the time of grant) which are exercisable for thefirst time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

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Share Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or share or a combination thereof, equal to the increase in the fair market value of the underlying shares between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, options granted under the 2009 Plan. A SAR granted in tandem with an option (i) is exercisable only at such times, and to the extent, that the related option is exercisable in accordance with the procedure for exercise of the related option; (ii) terminates upon termination or exercise of the related option (likewise, the option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related option; and (iv) if the related option is an ISO, may be exercised only when the value of the shares subject to the option exceeds the exercise price of the option. A SAR that is not granted in tandem with an option is exercisable at such times as the compensation committee may specify.

Performance Shares or Performance Unit Awards. Performance share or performance unit awards entitle the participant to receive cash or ordinary shares upon attaining specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values.

Distribution Equivalent Right Awards. A distribution equivalent right award under the 2009 Plan entitles the participant to receive bookkeeping credits, cash payments and/or ordinary share distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of our ordinary shares during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded under the 2009 Plan as a component of another award, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award.

Restricted Share Awards or Restricted Share Unit Award. A restricted share award is a grant or sale of ordinary shares to the participant, subject to our right to repurchase all or part of the ordinary shares at their purchase price (or to require forfeiture of such shares if purchased at no cost) in the event that conditions specified by the compensation committee in the award are not satisfied prior to the end of the time period during which the ordinary shares subject to the award may be repurchased by or forfeited to us. A restricted share unit entitles the holder to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share for each restricted share unit subject to such restricted share unit award, if the holder satisfies the applicable vesting requirement.

Unrestricted Share Awards. An unrestricted share award under the 2009 Plan is a grant or sale of our ordinary shares to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to us or an affiliate or for other valid consideration.

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Change-in-Control Provisions. In connection with the grant of an award, the compensation committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the 2009 Plan, and amend, suspend or terminate the 2009 Plan, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the 2009 Plan so that remuneration attributable to share options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

As of December 31, 2011, awards representing 1,952,861 ordinary shares had been granted under the 2009 Plan.

Transactions with Related Persons

We have not proposed or been a party to any transactions with related persons as described in 7B of Form 20-F during 2011.

On March 15, 2012, Chief Executive Officer and Chairman of the Company, Jeffrey Kang, proposed to the our board of directors that he would purchase a series of operating entities of the Group, including Comtech (China) Holding, Comtech Communication Technology (Shenzhen) Company Limited, Comtech Communication Technology (Hong Kong) Company Limited, Comtech Software Technology (Shenzhen) Company Limited, Comtech (HK) Holding, Comtech International (HK) Company Limited, Hong Kong JJT Limited, Alphalink Global Limited and Epcot Multimedia Technology (Shenzhen) Limited. Under the proposal, the total purchase price is to be based on the results of an appraisal by an independent appraisal firm. Our board of directors has authorized the audit committee which is comprised of the independent directors to review and negotiate the proposed transaction.

In the event any transaction in which we propose to engage is a related-person transaction, our management must present information regarding the proposed related-person transaction to the disinterested non-employee members of our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and significant shareholders. In considering related-person transactions, the disinterested non-employee members of the board take into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the disinterested non-employee members of our board of directors look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and our shareholders, as determined in the good faith exercise of such directors’ discretion.

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PROPOSAL NO. 2

RATIFICATION OF THE PROPOSAL TO INITIATE A SHARE REPURCHASE PLAN

As disclosed in a Current Report on Form 6-K filed by us on March 20, 2012, on March 14, 2012, our board of directors determined that a share repurchase program of up to 10 million of our outstanding ordinary shares (the “Repurchase Plan”) would be in our best interests. On March 14, 2012, the board of directors agreed on the following additional parameters of the Repurchase Plan:

•	Purchases may be made by our officers in their discretion;

•	Our officers will only permit open market repurchases of ordinary shares through one broker dealer on a given day;

•	The repurchases will be conducted in accordance with Securities Exchange Act Rule 10b-18; and

•	No repurchases of ordinary shares will be made while we are in possession of material non-public information or while we are in a black-out period for sales of securities by our senior management.

The laws of the Cayman Islands authorize our board of directors to determine the manner and terms of any repurchase we make of our outstanding ordinary shares, including the transactions contemplated by the Repurchase Plan, if authorized to do so by our articles of association. As indicated above, our board of directors approved the Repurchase Plan on March 14, 2012. However, since our articles of association do not authorize our board of directors to determine the manner and terms of any repurchase of shares therefore we are required to obtain the approval of our shareholders to consummate the Repurchase Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE PROPOSAL TO INITIATE THE REPURCHASE PLAN

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PROPOSAL 3

AMENDMENT TO OUR ARTICLES OF ASSOCIATION

General

We are proposing to amend our articles of association to revise Article 13(b) to remove the requirement to obtain shareholder approval to make repurchases of our outstanding shares.

The form of amended articles of association is attached hereto as Annex I. If our shareholders approve this Proposal 4, Article 13(b), as amended, will read as follows:

“(b)	Subject to the Law and subject to any rights conferred on the holders of any class of shares, the Company shall have the power to purchase or otherwise acquire all or any of its own shares (which expression as used in this Article includes redeemable shares and fractional shares), including on the manner and terms as determined by the Directors of the Company, and may make payment in any manner authorised or not prohibited by law, including out of capital.”

The Reasons for the Amendment

In the judgment of our board of directors, the amendment of Article 13(b) as described above is desirable so that, among other reasons, the board of directors has the flexibility to quickly purchase outstanding shares when the board determines that it is in our best interests and the best interests of our shareholders to do so. Removing the requirement to obtain shareholder approval for a repurchase of outstanding shares will help to ensure that we are able to make any such repurchases while the price of our ordinary shares is still in a desirable price range. Moreover, removing the shareholder approval requirement will bring our articles of association more into line with many other US public companies which, generally, are not required to seek shareholder approval to effect a repurchase of outstanding shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO OUR ARTICLES OF ASSOCIATION.

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PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in 2011 and 2010.

	2011		2010
	(in millions)
Audit fees (1)	RMB	3.8	RMB	4.2
Audit related fees (2)		0.7		0.5
Tax fees		-		-
All other fees		-		-
Total	RMB	4.5	RMB	4.7

(1)	Audit fees consist of fees billed for the professional services rendered for the audit of our consolidated financial statements for each of these fiscal years and the review of the interim financial statements for the fiscal years ended December 31, 2011 and December 31, 2010, respectively.

(2)	Audit-related fees consist of services by KPMG that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors.  In accordance with this requirement, during fiscal 2011, 100% of all audit, audit-related, tax and other services performed by KPMG were approved in advance by the audit committee. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.  KPMG was our principal auditor and no work was performed by persons outside of this firm.

Audit of Financial Statements.

During fiscal 2010 and 2011, KPMG was our principal auditor and no work was performed by persons outside of this firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG TO SERVE AS THE COMPANY’S INDEPENDENT ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2012.

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OTHER INFORMATION

Management does not know of any matters other than those stated in this proxy statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, proxy statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

This proxy statement and our 2011 annual report are available at our website, http://www.cogo.com.cn/investorinfo.html.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

We will only deliver one proxy statement to multiple security holders sharing an address unless we have received contrary instructions from one or more of the security holders. Upon written or oral request, we will promptly deliver a separate copy of this proxy statement and any future annual reports and proxy or information statements to any security holder at a shared address to which a single copy of this proxy statement was delivered, or deliver a single copy of this proxy statement and any future annual reports and proxy or information statements to any security holder or holders sharing an address to which multiple copies are now delivered. You should direct any such requests to us at following address: Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057, PRC, Attention: Frank Zheng, Chief Financial Officer and Secretary.

We will provide without charge to each person being solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (as filed with the SEC), including the financial statements contained therein. All such requests should be directed to Frank Zheng, Chief Financial Officer, Treasurer and Secretary, Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China; telephone: 755-26743210.

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By Order of the Board of Directors,
/s/	Frank Zheng
Frank Zheng
Chief Financial Officer, Treasurer
and Secretary

Dated: April 23, 2012

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Annex I

THE COMPANIES LAW (2010 Revision)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED as at ___ April 2012

ARTICLES OF ASSOCIATION

OF

COGO GROUP CAYMAN, INC.

PRELIMINARY

1.	The regulations in Table “A” in the First Schedule to the Law (as defined below) shall not apply to the Company except insofar as they are repeated or contained in these Articles.

INTERPRETATION

2.	In these Articles, if not inconsistent with the subject or context, the following expressions shall have the following meanings:

2.1	“Articles” means the present articles of association and all supplementary, amended or substituted articles for the time being in force.

“Company” means the above named company.

“Directors” mean the directors for the time being of the Company.

“Law” means the Companies Law (2010 Revision) of the Cayman Islands and every statutory modification or re-enactment thereof for the time being in force.

“Member” has the meaning assigned to it in the Law.

“Memorandum of Association” means the present memorandum of association and all supplementary amended or substituted memoranda of the Company for the time being in force.

“Ordinary Resolution” means a resolution passed by a simple majority of the votes cast of such members of the Company as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting held in accordance with these Articles and includes a written resolution passed pursuant to these Articles.

“Secretary” means any person appointed to perform the duties of secretary of the Company and shall include an assistant secretary.

“Share” means a share issued or to be issued by the Company and includes a fraction of a share.

“Special Resolution” has the meaning assigned to it in the Law.

2.2	Expressions defined in the Law, or any statutory modification or re-enactment thereof in force at the date on which these Articles become binding on the Company, shall have the meanings so defined.

2.3	Words importing the singular number shall include the plural number and vice versa.

2.4	Words importing the masculine gender shall include the feminine and neuter genders.

2.5	Persons shall include corporations.

2.6	The headings are intended for convenience and shall not affect the construction of these Articles.

SHARES

3.	Subject to the provisions, if any, in the Memorandum of Association and to any direction that may be given by the Company in general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the Directors may from time to time determine and, subject to the provisions of the Law, any share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.

4.	No shares shall be issued to bearer.

DIRECTORS AUTHORITY TO ISSUE SHARES

5.	Subject to the provisions of these Articles relating to shares, the shares shall be at the disposal of the Directors and they may (subject to the provisions of the Law) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions and at such times as they think fit but so that no share shall be issued at a discount, except in accordance with the provisions of the Law, and so that in the case of shares offered to the public for subscription the amount payable on application on each share shall not be less than such percentage of the nominal amount of the share as shall be determined by the Directors.

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SHARE CERTIFICATES

6.	Every person whose name is entered as a member in the register of members shall, without payment, be entitled to a certificate under the seal of the Company specifying the share or shares held by him and the amount paid-up thereon provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

7.	If a share certificate is worn out, defaced, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding one United States dollar and on such terms, if any, as to evidence and indemnity as the Directors may prescribe.

REGISTER OF MEMBERS

8.	The Directors shall keep or cause to be kept at the Registered Office or such other place determined by the Directors the register of members containing such particulars relating to each member as they may deem appropriate provided that the following particulars are recorded:

(a)	the name and address of each member, a statement of the shares of each class held by him and of the amount paid, or agreed to be considered as paid, on such shares;

(b)	the date on which the name of each person was entered in the register of members as a member; and

(c)	the date on which any person ceased to be a member.

The Company shall not be bound to register more than four persons as joint holders of any share. If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

TRANSFER OF SHARES

9.	The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the register of members in respect thereof provided that the Directors may waive execution by the transferee of the instrument of transfer but shall, as soon as possible thereafter, inform the transferee of such waiver of execution.

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10.	Transfers of shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve. All instruments of transfer must be left at the registered office of the Company or at such other place as the Directors may appoint and all such instruments of transfer shall be retained by the Company.

11.	The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share. The Directors may also decline to recognise any instrument of transfer unless the instrument of transfer is accompanied by any share certificate to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. If the Directors refuse to register a transfer of any shares they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

12.	The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine.

REDEEMABLE SHARES

13.	(a)	Subject to the provisions of the Law and the Memorandum of Association of the Company, and to any special rights conferred on the holders of any shares or attaching to any class of shares, shares may be issued on the terms that they may be, or at the option of the Company or the holders are, liable to be redeemed on such terms and in such manner, including out of capital, as the Company, before the issue of the shares, may by special resolution determine.

(b)	Subject to the Law and subject to any rights conferred on the holders of any class of shares, the Company shall have the power to purchase or otherwise acquire all or any of its own shares (which expression as used in this Article includes redeemable shares and fractional shares), including on the manner or terms as determined by the Directors of the Company, and may make payment in any manner authorised or not prohibited by law, including out of capital.

VARIATION OF SHARE RIGHTS

14.	If at any time the share capital is divided into different classes of shares the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these Articles relating to general meetings shall apply, but so that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class (but so that if, at any adjourned meeting of such holders, a quorum as defined above is not present, those members who are present shall be a quorum) and that any holder of shares of the class present in person or by proxy may demand a poll and, on a poll, shall have one vote for each share of the class of which he is the holder.

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15.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed not to be varied by the creation or issue of further shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

16.	The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Law shall be observed and complied with. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

17.	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share (except only as is otherwise provided by these Articles, by law or under an order of a court of competent jurisdiction) or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN

18.	The Company shall have a first and paramount lien on every share (whether fully paid or not) registered in the name of a member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such member or his estate, either alone or jointly with any other person, whether a member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company's lien, if any, on a share shall extend to all dividends payable thereon.

19.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be fulfilled or discharged, and until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death, incapacity or bankruptcy.

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20.	The net proceeds of such sale by the Company after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement, in respect of which the lien exists, of such part of the amount in respect of which the lien exists so far as the same is presently payable and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale and upon surrender, if required by the Company, for cancellation of the certificate for the share sold) be paid to the person entitled to the shares at the date of the sale.

21.	For giving effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in relation to the sale.

CALLS ON SHARES

22.	The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed times. Each member shall (subject to receiving at least fourteen days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A person upon whom a call is made shall remain liable on such call notwithstanding the subsequent transfer of the shares in respect of which the call was made. A call may be revoked or postponed at the determination of the Directors.

23.	The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect of such share or other moneys due in respect thereof.

24.	A copy of the notice referred to in the preceding Article shall be sent in the manner in which notices may be sent to members by the Company as provided herein.

25.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

26.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from such day appointed for payment to the time of actual payment at such rate not exceeding fifteen per cent. per annum as the Directors may determine but the Directors shall be at liberty to waive payment of such interest either wholly or partly.

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27.	No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally or by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all sums or instalments due from him to the Company in respect of any call, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

28.	Any sum which by the terms of issue of a share becomes payable on allotment or on any fixed date (whether on account of the nominal value of the share or by way of premium or otherwise) shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

29.	The Directors may make arrangements on the issue of shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

30.	The Directors may, if they think fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) as the Directors may decide. The Directors may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of their intention in that regard, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

31.	If a member fails to pay any call or instalment of a call or to make any payment required by the terms of the issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call, instalment or payment remains unpaid, serve a notice on him requiring payment of so much of the call, instalment or payment as is unpaid, together with any interest which may have accrued and all expenses incurred by the Company by reason of such non-payment.

32.	The notice shall name a day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

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33.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may, at any time thereafter before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share, and not actually paid before forfeiture.

34.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and, at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

35.	A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares together with interest thereon, but his liability shall cease if and when the Company receives payment in full of all moneys whenever payable in respect of the shares.

36.	A certificate in writing under the hand of a Director or the Secretary of the Company that a share in the Company has been duly sold, forfeited or otherwise disposed of on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or otherwise disposed and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in relation to the sale, forfeiture or disposal of the share.

37.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time (whether on account of the nominal value of the share or by way of premium or otherwise) as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

38.	The Company shall be entitled to charge a fee not exceeding one dollar (US$l.00) on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

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TRANSMISSION OF SHARES

39.	In the case of the death of a member, the legal personal representative of a deceased sole shareholder shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased shareholder, shall be the only persons recognised by the Company as having any title to the share. Provided however, that nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any shares which had been held him solely or jointly with other persons.

40.	Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered as a member in respect of the share or to make such transfer of the share to such person as the deceased or bankrupt person could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy (as the case may be). If the person so being entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

41.	A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company. The Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within ninety days, the Directors may, if such shares are redeemable at the option of the Company, redeem such shares but, in the meantime, the Directors may elect to withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF SHARE CAPITAL

42.	Subject to and in so far as permitted by the provisions of the Law, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association with respect to any objects, powers or other matters specified therein provided always that the Company may by ordinary resolution:

(a)	increase the share capital by such amount as the Company in general meeting may determine, provided that if the Company has no shares of a fixed amount it may increase its share capital by such number of shares without nominal or par value or may increase the aggregate consideration for which such shares may be issued;

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(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	convert all or any part of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

(d)	by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association provided that the proportion of any amounts unpaid on the shares shall remain unchanged; or

(e)	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish its share capital by the amount such cancelled shares, provided that if the Company has no shares of a fixed amount it may diminish the number of shares into which its capital is divided.

43.	All new shares created under the preceding Article shall be considered as though part of the original capital and shall be subject to the same provisions herein contained with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, surrender and otherwise.

44.	The Company may by Special Resolution, and subject to and in accordance with the provisions of the Law, reduce its share capital and any capital redemption reserve fund in any manner whatsoever.

45.	Subject to the provisions of the Law, the Company may by resolution of the Directors change the location of its registered office.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

46.	Unless the Directors determine otherwise, the members entitled to receive notice of or to vote at a meeting of members or members entitled to receive payment of a dividend shall be those members appearing on the register of members five days before the notice of general meeting is given or the dividend is declared, which shall be the record date for such determination of members. When a determination of members entitled to vote at any meeting of members has been made as provided in this section, such determination shall apply to any adjournment thereof.

ANNUAL MEETINGS

47.	The annual general meeting shall be held at such time and place as the Directors shall appoint and shall be for the purpose of the election of the Directors and for the transaction of general business.

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GENERAL MEETINGS

48.	The Directors may, whenever they think fit, convene a general meeting. If, at any time, there are not sufficient Directors capable of acting to form a quorum, any Director or any one member of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

49.	The Directors shall, upon the requisition in writing of one or more members holding in the aggregate not less than one quarter of such paid-up capital of the Company which, as at the date of the requisition, carries the right of voting at general meetings, convene a general meeting. Any such requisition shall express the object of the meeting proposed to be called, shall be signed by the requisitionists and shall be left at the registered office of the Company. If the Directors do not proceed to convene a general meeting within twenty one days from the date of such requisition being left as aforesaid, the requisitionists or any of them or any other member or members holding in the aggregate not less than one third of such paid-up capital of the Company which, as at the date of the requisition, carries the right of voting at general meetings, may convene an extraordinary general meeting to be held at such place and time as they shall appoint, subject to the Company's Articles as to notice. Any such meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty one days.

50.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

51.	Subject to the provisions of the Law relating to Special Resolutions, nine days’ notice at the least (exclusive of the day on which the notice is served or deemed to be served but inclusive of the day for which the notice is given) specifying the place, the day and the hour of the general meeting and the general nature of the business shall be given in the manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are, under the Articles, entitled to receive such notices from the Company. The notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution.

52.	Notwithstanding that a meeting of the Company is called by shorter notice than that referred to these Articles, it shall be deemed to have been duly called if it is so agreed by all the members of the Company entitled to attend and vote thereat or their proxies.

53.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any member entitled to receive notice shall not invalidate the proceedings at any meeting.

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PROCEEDINGS AT GENERAL MEETINGS

54.	No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. A minimum of 2 members present in person or by proxy and entitled to caste a majority of votes shall be a quorum.

55.	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum and may transact the business for which the meeting was called.

56.	The Chairman, if any, of the board of Directors shall preside as Chairman at every general meeting of the Company. If there is no such Chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as Chairman, the Directors present shall choose one of their number to be Chairman of the meeting, or if no Directors are present, the highest ranking officer of the Company present at the meeting shall preside as Chairman of the meeting.

57.	The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

58.	At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll taken in such manner as the Chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken.

59.	In the case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

VOTES OF MEMBERS

60.	Except as otherwise required by law or as set forth herein, the holder of each share issued and outstanding shall have one vote for each share held by such holder, at the record date for determination of the members entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited.

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61.	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members.

62.	A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, by his committee, receiver, curator bonis or other person in the nature of a committee, receiver or curator bonis appointed by that court and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy.

63.	No member shall be entitled to vote at any general meeting unless he is registered as a member of the Company on the record date for such meeting and all calls or other such sums presently payable by him in respect of shares in the Company have been paid.

64.	No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

65.	On a poll votes may be given personally or by proxy.

66.	The approval of the members by special resolution will be required in the event that the Company desires to dispose of all or substantially all of its assets.

RESOLUTIONS IN WRITING

67.	A resolution in writing (whether ordinary or special and whether in one or more counterparts) signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

PROXIES

68.	Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (who must be an individual) as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the member to speak at the meeting. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint any number of proxies to attend in his stead at any one general meeting (or at any one class meeting).

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69.	The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing or, if the appointer is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

70.	The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or other authority, shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time as the notice may specify before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposed to vote and, in default, the instrument of proxy may, at the option of the Company, not be treated as valid. The Chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of an electronic confirmation from the appointer that the instrument of proxy duly signed is in the course of transmission to the Company.

71.	Every instrument of proxy, whether for a specified meeting or otherwise, shall be in common form or such other form as the Directors may from time to time approve, provided that it shall enable a member, according to his intention, to instruct his proxy to vote in favour of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates.

72.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office before the commencement of the meeting or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

73.	Any corporation which is a member of the Company may, in accordance with its articles of association or, in the absence of such provision, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

DIRECTORS AND OFFICERS

74.	Until otherwise determined by the Company in general meeting, the number of Directors shall not be less than three or be more than nineteen and the names of the first Directors shall be determined in writing by a majority of the subscribers to the Memorandum of Association.

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75.	Thereafter, and subject as otherwise provided in these Articles, Directors shall be appointed by a resolution of the Company. At a general meeting, a motion for the appointment of two or more persons as Directors may be made by a single resolution. Notwithstanding anything else to the contrary contained herein, a majority of the Directors appointed pursuant to these Articles shall each qualify as an independent director under the rules of the stock exchange on which shares of the Company are listed in the United States or, if the shares are not so listed, the rules of the Nasdaq Stock Market.

76.	The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

77.	The Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

78.	A Director or officer of the Company may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director or officer of the Company for such period and on such terms (as to remuneration and otherwise) as the Directors may determine.

79.	Any Director or officer of the Company may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer provided that nothing herein contained shall authorise a Director or officer or his firm to act as auditor of the Company.

80.	The share qualification for a Director may be fixed by the Company in general meeting and, unless and until so fixed, no qualification shall be required.

81.	A Director or officer of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and no such Director or officer shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

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82.	No Director or officer of the Company shall be disqualified by his office from holding any office or place of profit under the Company or under any company in which the Company shall be a member or otherwise interested, or from contracting or dealing with the Company either as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director or officer shall be in any way interested, be avoided, nor shall any Director or officer be liable to account to the Company for any profit arising from any such office or place of profit or realised by any such contract or arrangement by reason only of such Director or officer holding that office or of the fiduciary relations thereby established, but it is declared that the nature of his interest must be disclosed by him at the meeting of the Directors at which the contract or arrangement is taken into consideration if his interest then exists, or in any other case at the first meeting of the Directors after the acquisition of his interest. A general notice of disclosure or otherwise contained in the minutes of the meeting that a Director or officer is a member of any specified firm or company, and is to be regarded as interested in all transactions with that firm or company, shall be a sufficient disclosure under this Article as regards such Director or officer and the said transactions, and after such general notice it shall not be necessary for such Director or officer to give a special notice relating to any particular transaction with that firm or company.

83.	A Director or officer of the Company may, notwithstanding his interest, be counted in the quorum present at any meeting at which he or any other Director or officer is appointed to hold any such office or place of profit under the Company or at which the terms of any such appointment are arranged and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

POWERS AND DUTIES OF DIRECTORS

84.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting-up and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting subject, nevertheless, to any regulations of these Articles, to the provisions of the Law, and to such regulations, being not inconsistent with the aforesaid regulations or provisions, as may be prescribed by the Company in general meeting but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

85.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

86.	The Directors shall cause minutes to be made in books provided for the purpose:

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(a)	of all appointments of officers of the Company made by the Directors;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

of all resolutions and proceedings at each meeting of the Company and of the Directors and of any committee of the Directors.

87.	The Directors may, on behalf of the Company, pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

88.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, bonds and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

MANAGEMENT

89.	(a)	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b)	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards or any managers or agents and may fix their remuneration. The Company shall establish and maintain an audit committee, a nominating committee and a compensation committee, each of which shall be comprised of “independent directors” of the Company as such term is defined under the rules of the stock exchange on which shares of the Company are listed in the United States or, if the shares are not so listed, the rules of the Nasdaq Stock Market.

(c)	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

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(d)	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested in them.

MANAGING DIRECTOR

90.	The Directors may from time to time appoint one or more of their body to the office of Managing Director on such terms and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) as they may think fit but his appointment shall be subject to determination ipso facto if he ceases from any cause to be Director.

PROCEEDINGS OF DIRECTORS

91.	The Directors shall meet together for the conduct of business, convening, adjourning and otherwise regulating their meetings as they think fit. A Director may, and Secretary at the request of a Director shall, call a meeting of the Directors. Questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum. In case of an equality of votes, the Chairman shall have a second or casting vote.

92.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless so fixed, shall be a minimum of three Directors.

93.	The continuing Directors or sole continuing Director may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

94.	The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

95.	The Directors may delegate any of their powers to committees consisting of such member or members of the board of Directors as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

96.	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

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97.	All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director, or that they or any of them were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified to be a Director.

98.	Members of the board of Directors or of any committee thereof may participate in a meeting of the board or of such committee by means of conference telephone or other electronic means by which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

VACATION OF OFFICE OF DIRECTOR

99.	The office of Director shall, ipso facto, be vacated if the Director:

(a)	dies; or

(b)	becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c)	is found to be a lunatic or becomes of unsound mind; or

(d)	resigns his office by notice in writing to the Company; or

(e)	he shall for more than three consecutive meetings have been absent from Directors’ meetings without permission of the Directors and the remaining Directors resolve that his office be vacated.

APPOINTMENT AND REMOVAL OF DIRECTORS

100.	The Directors shall hold and continue in office until they are removed from office under the terms of these Articles or until they resign.

101.	The Board or the Company may, by Ordinary Resolution, appoint any person to be a Director, remove any Director and/or appoint another person in his stead.

102.	The Directors shall have the power at any time, and from time to time, to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these Articles.

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SEAL

103.	(a)	The Company may, if the Directors so determine, have a Seal which shall, subject to paragraph (c) hereof, only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf and every instrument to which the Seal has been affixed shall be signed by one person who shall be either a Director or the Secretary or Secretary-Treasurer or some person appointed by the Directors for the purpose.

(b)	The Company may have a duplicate Seal or Seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(c)	A Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

OFFICERS

104.	The Company may have a President, a Secretary or Secretary-Treasurer appointed by the Directors who may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time prescribe.

DIVIDENDS AND RESERVES

105.	Subject to the Law, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

106.	The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to dividend.

107.	No dividend or distribution shall be payable except out of the profits of the Company, realised or unrealised, or out of the share premium account or as otherwise permitted by the Law.

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108.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, all dividends or distributions shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share.

109.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

110.	The Directors may declare that any dividend or distribution may be paid either wholly or partly by the distribution of specific assets and, in particular, of paid-up shares or debentures of any other company or in any one or more of such ways. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and, in particular, may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all members, and may vest any such specific assets in trustees upon trust for the members entitled to the dividend as may seem expedient to the Directors.

111.	Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the member or person entitled thereto or, in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the member or person entitled or such joint holders, as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the member or person entitled or such joint holders, as the case may be, may direct.

112.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividends, bonuses or other moneys payable on or in respect of the share.

113.	No dividend shall bear interest against the Company.

114.	All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of twelve years after having been declared shall be forfeited and shall revert to the Company.

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CAPITALISATION OF PROFITS

115.	The Company in general meeting may, upon the recommendation of the Directors, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and not required for the payment or provision of the fixed dividend on any shares entitled to fixed preferential dividends and accordingly that such sums be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid-up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying-up of unissued shares to be issued to members as fully paid bonus shares.

116.	Whenever such a resolution as aforesaid has been passed, the Directors shall make all appropriations and applications of the undivided profits or balances standing to the credit of the relevant reserve account resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up, of any further shares or debentures to which they may be entitled upon such capitalisation, or as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

BOOKS OF ACCOUNT

117.	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)	all sales and purchases of goods by the Company; and

(c)	the assets and liabilities of the Company.

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Proper books of account shall not be deemed to be kept with respect to the matters aforesaid if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

118.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being Directors and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by the Company in general meeting.

119.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

120.	The Company shall file a quarterly report on Form 6-K with the U.S. Securities and Exchange Commission (“SEC”) for each of the three quarters following the end of its fiscal year disclosing the financial results of the Company for such quarter, which shall include financial statements for the quarter and a management’s discussion and analysis of the financial results. The Company shall include in its annual report on Form 20-F filed with the SEC disclosure as to the breakdown of the audit fees for the annual period covered by Form 20-F, which shall include audit fees and related fees, tax fees and other fees, all as generally understood under the securities laws of the United States.

NOTICES

121.	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex or telecopy to him or to his address as shown in the register of members, such notice, if mailed, to be forwarded airmail if the address be outside the Cayman Islands.

122.	(a)	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected at the expiration of twenty four (24) hours after the letter containing the same is posted as aforesaid.

(b)	Where a notice is sent electronically, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization and to have been effected on the day the same is sent as aforesaid.

123.	A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder named first in the register of members in respect of the share.

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124.	A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankruptcy, or by any like description at the address, if any, supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

125.	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

(a)	every member holding shares entitling the holder thereof to attend meetings of the Company except those members who have not supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a share in consequence of the death or bankruptcy of a member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notices of general meetings.

LIQUIDATION OF THE COMPANY

126.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between members or different classes of members. The liquidator may with the like sanction vest the whole or any part of the assets in trustees upon such trusts for the benefit of contributories as the liquidator, with the like sanction, shall think fit but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

127.	Every Director or other officer of the Company and their heirs and personal representatives shall be entitled to be indemnified and held harmless out of the assets of the Company against all actions, proceedings, costs, damages, expenses (including reasonable legal and/or accountancy fees), claims, losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted, and no Director or person as aforementioned shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto provided that he acted in good faith and in a manner reasonably believed by him to be in the best interests of the Company and provided further that his actions did not involve fraud, wilful default, or wilful neglect. The Company may also provide indemnity insurance to cover the liability of any Director or officer of the Company in respect of the foregoing.

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FINANCIAL YEAR

128.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and shall begin on 1 January in each year.

AMENDMENT OF MEMORANDUM AND ARTICLES

129.	Subject to the provisions of the Law, the Company may by Special Resolution change its name, amend its objects or alter or amend these Articles either in whole or in part.

TRANSFER BY WAY OF CONTINUATION

130.	If the Company is exempted as defined in the Law, it shall, subject to the provisions of the Law, and with the sanction of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

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PROXY

COGO GROUP, INC.

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of our Board of Directors

The undersigned hereby appoints Jeffrey Kang or Frank Zheng as proxy to represent the undersigned at the annual meeting of shareholders to be held at Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, on May 16, 2012 at 10:00 a.m., Beijing time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Our board of directors recommends that you vote “FOR” each proposal.

1.	Election of five Directors

	FOR all nominees listed below (except as marked to the contrary below)	☐	Against all Nominees	☐

Dr. Q.Y. Ma, Dr. Nathan Xin Zhang, Dr. George Mao, Jeffrey Kang and Frank Zheng

(INSTRUCTION: To vote against any individual nominee, print that nominee’s name on the line provided below.)

2.	Ratification of the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2012.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	Ratification of the approval of a repurchase plan for 10 million ordinary shares.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

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4.	Authorization of an amendment to Article 13(b) of our articles of association to provide that any future Company repurchases of our outstanding ordinary shares do not require shareholder approval.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

The ordinary shares represented by this proxy will be voted as directed, but if no direction is given, the ordinary shares will be voted FOR each of the four proposals set forth above.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, our board of directors knows of no other business to be presented at the meeting.

DATED: 2012

Signature

Signature if held jointly

(Please date, sign as name appears at the left, and return promptly. If the shares are registered in the names of two or more persons, each person should sign. When signing as Corporate Officer, Partner, Executor, Administrator, Trustee or Guardian, please give full title. Please note any changes in your address alongside the address as it appears in the proxy.)

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